UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Report on Acquisition of Treasury Shares

From August 20, 2026 to October 21, 2026, SK hynix Inc. (the “Company”) acquired treasury shares through open-market purchases.

1.	Report on Acquisition

A.

Date of the Report of Decision on Acquisition of Treasury Shares (the “Initial Report”): August 19, 2026 (please refer to the current report on Form 6-K titled “Decision on Acquisition of Treasury Shares” furnished by the Company on August 19, 2026.)

B.	Period of Acquisition (based on order execution dates): August 20, 2026 to October 21, 2026

2.	Details of Acquisition

(Unit: in Won and shares)

Date(1)	Type	Number of Shares Ordered	Number of Shares Acquired	Acquisition Price Per Share(2)(3)	Aggregate Acquisition Price(3)	Investment Brokerage Agent
August 20, 2026	Common shares	650,000	650,000	1,678,171	1,090,818,241,000	SK Securities Co., Ltd.
August 21, 2026	Common shares	650,000	650,000	1,743,847	1,133,500,665,500	SK Securities Co., Ltd.
August 24, 2026	Common shares	650,000	650,000	1,713,617	1,113,851,100,500	SK Securities Co., Ltd.
August 25, 2026	Common shares	650,000	650,000	1,612,261	1,047,970,079,500	SK Securities Co., Ltd.
August 26, 2026	Common shares	650,000	650,000	1,706,257	1,109,067,395,000	SK Securities Co., Ltd.
August 27, 2026	Common shares	650,000	650,000	1,740,272	1,131,177,449,500	SK Securities Co., Ltd.
August 28, 2026	Common shares	650,000	650,000	1,695,207	1,101,885,078,500	SK Securities Co., Ltd.
August 31, 2026	Common shares	650,000	650,000	1,621,174	1,053,763,304,500	SK Securities Co., Ltd.
September 1, 2026	Common shares	650,000	650,000	1,689,588	1,098,232,791,500	SK Securities Co., Ltd.
September 2, 2026	Common shares	650,000	650,000	1,632,550	1,061,158,025,000	SK Securities Co., Ltd.
September 3, 2026	Common shares	650,000	650,000	1,624,533	1,055,946,537,500	SK Securities Co., Ltd.
September 4, 2026	Common shares	650,000	650,000	1,647,544	1,070,904,063,500	SK Securities Co., Ltd.
September 7, 2026	Common shares	650,000	650,000	1,751,261	1,138,319,709,500	SK Securities Co., Ltd.
September 8, 2026	Common shares	650,000	650,000	1,854,029	1,205,119,277,500	SK Securities Co., Ltd.
September 9, 2026	Common shares	650,000	650,000	1,853,428	1,204,728,719,000	SK Securities Co., Ltd.

September 10, 2026	Common shares	600,000	600,000	1,847,731	1,108,638,900,500	SK Securities Co., Ltd.
September 11, 2026	Common shares	600,000	600,000	1,787,079	1,072,247,677,000	SK Securities Co., Ltd.
September 14, 2026	Common shares	600,000	600,000	1,717,202	1,030,321,753,500	SK Securities Co., Ltd.
September 15, 2026	Common shares	650,000	650,000	1,705,811	1,108,777,582,500	SK Securities Co., Ltd.
September 16, 2026	Common shares	650,000	650,000	1,726,691	1,122,349,587,000	SK Securities Co., Ltd.
September 17, 2026	Common shares	650,000	650,000	1,753,066	1,139,493,317,500	SK Securities Co., Ltd.
September 18, 2026	Common shares	650,000	650,000	1,833,367	1,191,688,944,000	SK Securities Co., Ltd.
September 21, 2026	Common shares	600,000	600,000	1,871,849	1,123,109,678,500	SK Securities Co., Ltd.
September 22, 2026	Common shares	600,000	600,000	1,902,595	1,141,557,135,500	SK Securities Co., Ltd.
September 23, 2026	Common shares	600,000	600,000	1,853,921	1,112,352,940,000	SK Securities Co., Ltd.
September 28, 2026	Common shares	600,000	600,000	1,786,459	1,071,875,475,000	SK Securities Co., Ltd.
September 29, 2026	Common shares	600,000	600,000	1,764,050	1,058,430,442,000	SK Securities Co., Ltd.
September 30, 2026	Common shares	600,000	600,000	1,793,428	1,076,057,000,500	SK Securities Co., Ltd.
October 1, 2026	Common shares	600,000	600,000	1,796,753	1,078,052,003,000	SK Securities Co., Ltd.
October 2, 2026	Common shares	500,000	500,000	1,841,602	920,801,402,500	SK Securities Co., Ltd.
October 6, 2026	Common shares	400,000	400,000	1,793,208	717,283,318,500	SK Securities Co., Ltd.
October 7, 2026	Common shares	400,000	400,000	1,744,972	697,988,867,000	SK Securities Co., Ltd.
October 8, 2026	Common shares	400,000	400,000	1,728,840	691,536,000,000	SK Securities Co., Ltd.
October 12, 2026	Common shares	400,000	400,000	1,626,374	650,549,947,000	SK Securities Co., Ltd.
October 13, 2026	Common shares	400,000	400,000	1,467,215	586,886,204,500	SK Securities Co., Ltd.
October 14, 2026	Common shares	450,000	450,000	1,462,109	657,949,411,500	SK Securities Co., Ltd.
October 15, 2026	Common shares	450,000	450,000	1,270,008	571,503,903,500	SK Securities Co., Ltd.
October 16, 2026	Common shares	500,000	500,000	1,292,119	646,059,939,000	SK Securities Co., Ltd.

October 19, 2026	Common shares	500,000	500,000	1,246,959	623,479,675,500	SK Securities Co., Ltd.
October 20, 2026	Common shares	500,000	500,000	1,223,103	611,551,643,500	SK Securities Co., Ltd.
October 21, 2026	Common shares	472,080	443,272	1,302,482	577,353,877,000	SK Securities Co., Ltd.
Total	—	23,722,080	23,693,272	1,688,426	40,004,339,063,500	—

(1)	Based on order execution dates.
(2)	Based on weighted average price.
(3)	Excludes brokerage commissions.

3.	Discrepancy with the Initial Report:

The actual aggregate acquisition price, which does not include brokerage commissions, was Won 40,004,339,063,500, compared to the estimated aggregate acquisition price of Won 40,004,340,000,000 as set forth in the Initial Report. The difference is less than the price of one share.

4.	Treasury Shares Held after the Acquisition (as of October 26, 2026)

(Unit: in millions of Won, shares and percentages)

Type	Direct Acquisition (A)			Acquisition through Broker Pursuant to Trust Agreement (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value(1)	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value(1)
Common Shares	25,319,041	3.47	40,101,023	—	—	—	25,319,041	3.47	40,101,023
Total	25,319,041	3.47	40,101,023	—	—	—	25,319,041	3.47	40,101,023

(1)	Book value including brokerage commissions.

5.	Changes in Holdings of the Largest Shareholder Before and After the Acquisition (as of October 26, 2026)

(Unit: in shares)

Name	Type of Shares	At the Date of the Initial Report	At the End of the Acquisition Period	Reason for Change
SK square Co., Ltd.	Common shares	146,100,000	146,100,000	—
Total	Common shares	146,100,000	146,100,000	—
	Total	146,100,000	146,100,000	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: October 26, 2026